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                            November 16, 2021

       Christopher Strain
       Chief Financial Officer
       Heartland Express, Inc.
       901 Heartland Way
       North Liberty, Iowa 52317

                                                        Re: Heartland Express,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 000-15087

       Dear Mr. Strain:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       General

   1. We note you filed a registration statement on Form S-3 on July 21, 2020 which incorporates by
reference       any future filings made with the SEC under Sections 13(a),
                                                        13(c), 14 or 15(d) of
the Exchange Act       Please tell us why you have not included a
                                                        written consent of your
independent registered public accounting firm for their audit report or alternatively
provide a copy of their consent as an exhibit to your Form 10-K.
 Christopher Strain
Heartland Express, Inc.
November 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you
have questions regarding the comment.



FirstName LastNameChristopher Strain                      Sincerely,
Comapany NameHeartland Express, Inc.
                                                          Division of
Corporation Finance
November 16, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName